Exhibit (e)(17)

CERNER EXECUTIVE SEVERANCE AGREEMENT

This Cerner Executive Severance Agreement (this “Executive Severance Agreement”), effective as of October 7, 2019 (the “Effective Date”), is a supplement to and amendment of the employment agreement dated effective May 2, 2013 between Daniel P. Devers (“you”/“your”) and Cerner Corporation, a Delaware corporation (“Cerner”).

RECITALS

A.	You are the Senior Vice President, Chief Intellectual Property Officer and General Counsel of Cerner.

B.	You have entered into an employment agreement with Cerner dated effective May 2, 2013 (your “Employment Agreement”) and a mutual arbitration agreement with Cerner dated November 23, 2015.

C.	You and Cerner wish to supplement and amend your Employment Agreement by adding contractual severance terms as set forth in this Executive Severance Agreement.

D.

In consideration for your continuing employment with Cerner, the equity granted to you as part of your annual compensation package, the potential severance payments and potential acceleration of the vesting of outstanding equity incentive awards described herein, the potential benefits to you in the event of a Change in Control, and other good and valuable consideration, the receipt and sufficiency of which you and Cerner hereby acknowledge, you and Cerner hereby agree to the following supplemental terms and conditions to your Employment Agreement.

E.	Definitions of capitalized terms used but not otherwise defined herein can be found in Appendix A.

AGREEMENT

In consideration of the mutual covenants, promises, and obligations set forth herein, the parties agree to amend and supplement your Employment Agreement as follows:

1.	PARAGRAPH 2 MODIFICATION. Paragraph 2 of your Employment Agreement is deleted in its entirety and replaced with the following:

2.	EMPLOYMENT RELATIONSHIP; SEVERANCE AND BENEFITS.

A.

Type. To the extent permitted by law, your employment relationship with Cerner is “at will,” which means that you may resign from Cerner at any time, for any reason or for no reason at all, and without advance notice (except as described below). It also means that Cerner may terminate your employment at any time - for any legally permitted reason or for no reason at all and without advance notice, subject to Cerner’s potential obligations to you under Paragraph 2.C below.

B.	Resignation and Termination.

1.

Termination by Cerner. Cerner may terminate your employment (i) at any time with or without Cause, or (ii) upon your Disability. Your employment with Cerner shall be deemed automatically terminated upon your death. Upon a termination of your employment by Cerner with Cause, due to your death or on account of Disability (each an “Ineligible Severance Event”), Cerner shall pay you within thirty (30) days following your last day of employment (x) any accrued but unpaid base salary, (y) any owed reimbursements for unreimbursed business expenses properly incurred by you prior to your termination date, which shall be subject to and paid in accordance with Cerner’s expense reimbursement policy; and (z) such employee benefits (including equity compensation or cash bonuses earned as of the termination date but not yet paid), if any, to which you may be entitled under Cerner’s employee benefit plans as of your termination date; provided that, in no event shall you be entitled to any payments in the nature of any other severance or termination payments (such as under Cerner’s Enhanced Severance Pay Plan). Those amounts described in this Paragraph 2.B.1 (x), (y) and (z) are referred to herein collectively as the “Accrued Amounts.” Payment upon termination of your employment by Cerner for any reason other than an Ineligible Severance Event is covered by Paragraph 2.C.

2.

Termination by You. You may resign from your employment with Cerner at any time upon written notice to Cerner of your intention to resign from employment. Any resignation notice must be submitted to Cerner at least thirty (30) days prior to your intended last day of employment. Cerner, however, reserves the right either to accelerate your last day of employment or to allow your intended last day of employment to stand. If you resign with fewer than thirty (30) days’ notice, or if you actually leave Cerner’s employ prior to expiration of the notice period without the permission of Cerner, then you agree that (to the extent permitted by law) no Accrued Amounts from the date you submitted your resignation notice to your last day of employment will be owed or paid to you by Cerner. All other Accrued Amounts will be paid. You may also terminate your employment hereunder upon written notice to Cerner in the event of a Constructive Termination (before a Change in Control) or for Good Reason (after a Change in Control) and, subject to you satisfying your obligations under Paragraph 2.C.3 (Severance Agreement and Release), be entitled to certain severance and benefit compensation as provided in Paragraph 2.C.

You agree to report to Cerner the identity of your new employer (if any) and the nature of your proposed duties for that employer.

C.	Severance and Benefits.

1.

Non-Change in Control - Termination by Cerner for other than an Ineligible Severance Event or Resignation following Constructive Termination. Subject to you satisfying your obligations under Paragraph 2.C.3. (Severance Agreement and Release), if, prior to a Change in Control or at any time after twelve (12) months following a Change in Control, (i) Cerner terminates your employment other than in connection with an Ineligible Severance Event or (ii) you resign from employment following a Constructive Termination, Cerner will within sixty (60) days (or later if required by Code Section 409A) of your termination of employment:

a.	Pay you your Accrued Amounts; and

b.

Commence severance payments to you equal to the sum of (i) two (2) year’s base salary (based on your annual base salary at the time of your termination), plus (ii) two (2) times the average annual cash bonus you received from Cerner during the three (3) years preceding the termination of your employment, less (iii) normal tax and payroll deductions. Such severance pay will be payable pro rata during the twenty-four (24) month severance term on Cerner’s regular paydays; and

c.

Commence payments to you having an aggregate value equal to twenty-four (24) times the difference between the monthly COBRA continuation premium cost to cover you and your dependents (to the extent covered under Cerner’s health, vision and dental the plans on the date of your termination of employment) under Cerner’s health, vision and dental plans in effect as of the date of your termination and the monthly amount you were paying for such coverage at the effective date of your termination. Such payments will be payable pro rata during the twenty-four (24) month severance term on Cerner’s regular paydays. Notwithstanding the foregoing, if Cerner making payments under this Paragraph 2.C.1.c would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act or result in the imposition of penalties under the Affordable Care Act, the parties agree to reform this Paragraph 2.C.1.c in a manner as is necessary to comply with the Affordable Care Act; and

d.

With respect to outstanding equity awards, fully vest and, if applicable pay or deliver immediately, or a later date in conformity with Code Section 409A, any shares or other property relating to any equity incentive awards granted to you under any Cerner equity incentive plans after June 1, 2005. For purposes of this Paragraph

2.C.l.d, any performance-based award shall become vested or settled assuming an “at-target” level of goal achievement had been attained.

2.

Change in Control - Termination by Cerner for other than an Ineligible Severance Event or Resignation for Good Reason. Subject to you satisfying your obligations under Paragraph 2.C.3 (Severance Agreement and Release), if there is a Change in Control of Cerner and within twelve (12) months following the date such Change in Control becomes effective Cerner terminates your employment for any reason other than on account of an Ineligible Severance Event or you resign from employment with Good Reason, then Cerner will, within sixty (60) days (or later if required by Code Section 409A) of your termination of employment:

a.	Pay you your Accrued Amounts;

b.

Commence severance payments to you equal to the sum of (i) two (2) years’ base salary (based on your annual base salary at the time of your termination or resignation), plus (ii) two (2) times the average annual cash bonus you received from Cerner during the three (3) years preceding the termination or resignation of your employment, less (iii) normal tax and payroll deductions. Such severance pay will be payable in lump sum within sixty (60) days of the effective date of the termination of your employment;

c.

Commence payments to you having an aggregate value equal to twenty-four (24) times the difference between the monthly COBRA continuation premium cost to cover you and your dependents (to the extent covered under Cerner’s health, vision and dental plans on the date of your termination of employment) under Cerner’s health, vision and dental plans in effect as of the date of your termination and the monthly amount you were paying for such coverage at the effective date of your termination. Such payments will be payable pro rata during the twenty-four (24) month severance term on Cerner’s regular paydays. Notwithstanding the foregoing, if Cerner’s making payments under this Paragraph 2.C.2.c would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act or result in the imposition of penalties under the Affordable Care Act, the parties agree to reform this Paragraph 2.C.2.c in a manner as is necessary to comply with the Affordable Care Act; and

d.	Fully vest all outstanding unvested equity incentive awards granted to you under any Cerner equity incentive plans after June 1, 2005. For purposes of this Paragraph 2.C.2.d, any performance-based award shall become vested or settled assuming an “at-target” level of goal achievement had been attained.

3.

Severance Agreement and Release. As a condition to your receiving severance in accordance with this Paragraph 2.C, upon your resignation or the termination of your employment, you agree to promptly execute and not revoke a written severance agreement, which release will be provided to you within ten (10) days of your termination date, containing normal and customary provisions, including but not limited to, a release releasing Cerner from any claims against Cerner related to your employment with Cerner that you might have at the time of or following the termination of your employment, and reasonable and customary representations and warranties.

4.

Forfeiture and Reimbursement. Further, notwithstanding anything to the contrary in this Executive Severance Agreement, if you breach any confidentiality, non-competition or other material provision in your Employment Agreement following the termination of your employment with Cerner, Cerner’s obligation, if applicable, to deliver severance payments and benefits to you under this Paragraph 2.C, and the vesting of any equity incentive awards described in this Paragraph 2.C, will cease immediately, you will reimburse Cerner the amount of severance payments delivered to you by Cerner prior to such breach by you, and you will forfeit to Cerner all equity incentive awards (or the proceeds of exercised awards) that vested based on or after such termination of your employment and prior to your breach.

5.

ERISA Claims Review Procedures. To the extent any severance payments described in this Paragraph 2.C are covered by the Employee Retirement Income Security Act of 1974, as amended, Claims Review Procedures are available from Cerner.

6.	Compliance with Section 409A.

a.

General Compliance. This Executive Severance Agreement and any severance payments contemplated to be made hereunder is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Executive Severance Agreement, payments provided under this Executive Severance Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Executive Severance Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible.

For purposes of Section 409A, each installment payment provided under this Executive Severance Agreement shall be treated as a separate payment. Any payments to be made under this Executive Severance Agreement upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, Cerner makes no representations that the payments and benefits provided under this Executive Severance Agreement comply with Section 409A, and in no event shall Cerner be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by you on account of non-compliance with Section 409A.

b.

Specified Employees. Notwithstanding any other provision of this Executive Severance Agreement, if any payment or benefit provided to you in connection with your termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the your termination date or, if earlier, on your death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to you in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

c.	Reimbursements. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Executive Severance Agreement shall be provided in accordance with the following:

i.

the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

ii.	any reimbursement of an eligible expense shall be paid to you on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

iii.	any right to reimbursements or in-kind benefits under this Executive Severance Agreement shall not be subject to liquidation or exchange for another benefit.

D.

Partial Accelerated Vesting upon a Change in Control. In connection with a Change in Control, 50% of each outstanding and unvested equity incentive award granted to you under any Cerner equity incentive plan after June 1, 2005 and prior to the date of the Change in Control becomes effective will become vested on the date the Change in Control becomes effective. The remaining 50% of each such outstanding equity incentive award that has not yet vested will continue to vest according to its vesting schedule (unless your employment is terminated for any reason other than in connection with an Ineligible Severance Event or you resign for Good Reason within twelve (12) months following the date the Change in Control becomes effective, in which case 100% of such award will become vested as provided above in Paragraph 2.C.2; or in the event your employment is terminated for any reason other than in connection with an Ineligible Severance Event or a Constructive Termination at any time after twelve (12) months following a Change in Control, in which case 100% of such award will become vested as provided above in Paragraph 2.C.1). For purposes of this Paragraph 2.D, any performance-based award which becomes 50% vested upon a Change in Control shall mean that an “at-target” level of goal achievement had been attained with respect to 50% of the award.

E.

Modified 280G Carve-Back. Notwithstanding anything contained in this Executive Severance Agreement to the contrary, if on an after-tax basis the aggregate payments and benefits paid pursuant to Paragraph 2.C.2 or Paragraph 2.D would be larger if the portion of such payments and benefits constituting “parachute payments” under Code Section 280G were reduced by the minimum amount necessary to avoid the imposition of the excise tax under Code Section 4999, then such payments and benefits shall be reduced by the minimum amount necessary to avoid such excise tax. Any such reduction shall occur in a manner that maximizes your economic position. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero. Any determination required under this Paragraph 2.E shall be made in writing in good faith by an accounting firm selected by Cerner, which is reasonably acceptable to you (the “Accountants”). Cerner and you shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this Paragraph 2.E. Cerner shall be responsible for all fees and expenses of the Accountants.

F.

409(a) Modifications. Notwithstanding anything to the contrary herein, Cerner may modify your Employment Agreement and this Executive Severance Agreement from time to time without your consent if Cerner’s legal counsel deems doing so to be advisable to comply with Section 409A of the Code and you agree that any such modifications shall be binding upon you.

2.	PARAGRAPH 3 MODIFICATION. The following is added to Paragraph 3 of your Employment Agreement:

Nothing in this paragraph 3 prohibits you from using or disclosing Confidential Information in connection with reporting possible violations of law or regulation to any governmental agency or entity or attorney in accordance with any whistleblower protection provisions of applicable law or regulation including 18 U.S.C. § 1833 or (ii) requires notification or prior approval by Cerner of any reporting described in clause (i). However, any disclosure must be made in accordance with the applicable law or regulation and in a manner that limits—to the furthest extent possible—disclosure of Confidential Information.

3.	ENTIRE AGREEMENT AND PRIOR AGREEMENTS.

We agree that your Employment Agreement, as amended by this Executive Severance Agreement, otherwise remains in full force and effect. This Executive Severance Agreement represents your entire agreement with Cerner concerning the subject matter hereof and cancels, terminates and supersedes any of your previous oral or written understandings or agreements with Cerner or with any director, officer or representative of Cerner with respect to the subject matter hereof. Without limitation, the severance benefits and payments eligible to be provided under this Executive Severance Agreement supersede and replace any benefits or payments you might otherwise be eligible to receive under your Employment Agreement, the Cerner Enhanced Sevance Pay Plan, any successor thereto, or any other broad-based Cerner severance plan or policy which otherwise would be applicable to you.

This Cerner Executive Severance Agreement is executed as of this 15th day of October 2019.

/s/ Daniel P. Devers
Daniel P. Devers

Cerner Corporation

By:	/s/ Tracy Platt
Tracy Platt
Executive Vice President and Chief
Human Resources Officer

APPENDIX A

DEFINITION OF TERMS

CAUSE means your material breach of your Employment Agreement, fraud against Cerner, misappropriation of Cerner’s assets, dishonesty, embezzlement from Cerner, theft from Cerner, material neglect of your duties and responsibilities hereunder, your arrest and indictment for a crime involving drug abuse, violence, dishonesty or theft, your taking any action or omitting to take any action that results in a violation of the Sarbanes-Oxley Act of 2002, or any related statutes, laws or regulations or material breach of Cerner’s policies.

CHANGE IN CONTROL means:

(i) The acquisition by any individual, entity or group (a “Person”) within the meaning of Section 12(d)(3) or 13(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either: (A) the then outstanding shares of common stock of Cerner (the “Outstanding Cerner Common Stock”), or (B) the combined voting power of the then outstanding voting securities of Cerner entitled to vote generally in the election of directors (the “Outstanding Cerner Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (X) any acquisition directly from Cerner, (Y) any acquisition by Cerner, or (Z) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Cerner or any corporation controlled by Cerner; or

(ii) Individuals who, as of the date hereof, constitute the Cerner Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by Cerner’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Cerner ( a “Business Combination”), in each case, unless, following such Business Combination, (A), all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Cerner Common Stock and Outstanding Cerner Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of Cerner resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns Cerner or all or substantially all of Cerner’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Cerner Common Stock and Outstanding Cerner Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of Cerner or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 35% or more of, respectively, the then outstanding shares of common stock of Cerner resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of Directors of Cerner resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the board, providing for such Business Combination; or

(iv) Approval by the shareholders of Cerner of a complete liquidation or dissolution of Cerner.

CODE means the Internal Revenue Code of 1986, as from time to time amended.

CONSTRUCTIVE TERMINATION means the occurrence of any of the following without your consent: (1) a material, adverse change in your authority, position, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President, Chief Financial Officer, Chief Legal Officer (or any other person performing the role of the Chief Executive Officer, President, Chief Financial Officer or Chief Legal Officer regardless of title), or the Board of Directors, (2) a material reduction in your base salary or target bonus opportunity, (3) a relocation of the principal location at which you are required to perform your duties to more than twenty-five (25) miles from the Kansas City metropolitan area and which is adverse to you, or (4) any other action or inaction that constitutes a material breach by Cerner of your Employment Agreement. You cannot terminate your employment on account of a Constructive Termination unless you have provided written notice to Cerner of the existence of the circumstances providing grounds for termination on account of a Constructive Termination within thirty (30) days of the initial existence of such grounds and Cerner has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment on account of a Constructive Termination within ninety (90) days after the first occurrence of the applicable grounds, then you will be deemed to have waived your right to terminate on account of a Constructive Termination with respect to such grounds.

DISABILITY means a physical or mental illness, as determined by an accredited physician, which causes you to be unable to perform your duties hereunder for ninety (90) consecutive days, or for an aggregate of ninety (90) days during any period of twelve (12) consecutive months.

GOOD REASON means the occurrence of any of the following, without your consent: (1) a material, adverse change in your authority, duties, position or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President, Chief Financial Officer, Chief Legal Officer (or any other person performing the role of the Chief Executive Officer, President, Chief Financial Officer or Chief Legal Officer regardless of title), or the Board of Directors, (2) a material reduction in your base salary or target bonus opportunity, (3) a relocation of the principal location at which you are required to perform your duties to more than twenty-five (25) miles from the Kansas City metropolitan area and which is adverse to you, or (4) any other action or inaction that constitutes a material breach by Cerner of your Employment

Agreement. You cannot terminate your employment on account of a Good Reason unless you have provided written notice to Cerner of the existence of the circumstances providing grounds for termination on account of a Good Reason within thirty (30) days of the initial existence of such grounds and Cerner has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment on account of a Good Reason within ninety (90) days after the first occurrence of the applicable grounds, then you will be deemed to have waived your right to terminate on account of a Good Reason with respect to such grounds.

January 11, 2021

Daniel P. Devers

Cerner Corporation

2800 Rockcreek Parkway

North Kansas City, MO 64117

Re: Amendment to your Executive Severance Agreement regarding treatment of future equity awards upon a Change in Control

Dear Dan,

You and Cerner entered into that certain Cerner Executive Severance Agreement dated effective as of October 9, 2019 (your “Executive Severance Agreement”).

In consideration for your continuing employment with Cerner and remaining eligible to be granted an equity incentive award under any Cerner equity incentive plan after the date hereof and other good and valuable consideration, you and Cerner hereby agree as follows:

1.	To amend Paragraph 2.D of your Executive Severance Agreement (titled Partial Accelerated Vesting upon a Change in Control) as follows:

Paragraph 2.D shall apply only with respect to equity awards granted prior to January 1, 2021, and shall not apply to any awards granted after December 31, 2020.

2.	To replace subsections (1) and (2) under the definition of “Constructive Termination” with the following:

...(1) a material, adverse change in your authority, position, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President or the Board of Directors, (2) a material reduction in your total target compensation (which equals the sum of your annual base salary, target annual bonus and ongoing annual equity grant), excluding any reduction related to a broader compensation reduction or redesign by Cerner that is not limited to you,...

3.	To replace subsections (1) and (2) under the definition of “Good Reason” with the following:

...(1) a material, adverse change in your authority, position, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President or the Board of Directors, (2) a material reduction in your total target compensation (which equals the sum of your annual base salary, target annual bonus and ongoing annual equity grant), excluding any reduction related to a broader compensation reduction or redesign by Cerner that is not limited to you,...

Your Executive Severance Agreement otherwise remains in full force and effect. This amendment will become effective upon the last signature applied hereto.

Accepted and Agreed:

/s/ Tracy L. Platt
Tracy L. Platt, Executive Vice President and Chief
Human Resources Officer
Date: February 19, 2021

/s/ Daniel P. Devers
Daniel P. Devers
Date: 13 January 2021

CERNER ASSOCIATE EMPLOYMENT AGREEMENT

This Cerner Associate Employment Agreement describes the formal employment relationship between Dan Devers and Cerner Corporation, a Delaware corporation. This Agreement is effective on the 02 day of May, 2013.

1.

OFFER LETTER. At the time you accepted employment with Cerner, you received an offer letter confirming the specifics of Cerner’s offer of employment to you; the provisions of that offer letter represent the initial conditions of your Cerner employment. Cerner reserves the right to modify at any time the conditions of your employment.

2.	EMPLOYMENT RELATIONSHIP.

A. Formation. By signing this Agreement, you represent that every material fact contained in your resume, application for employment and other related documentation is true and accurate. Misrepresentation of a material fact and falsification of such documentation are grounds for immediate discharge. You further represent and agree you are not engaged and will not engage in other employment activities or extracurricular activities that would detract from or conflict with your ability to carry out your duties at Cerner. All employment or other paid or unpaid positions/activities/extracurricular activities outside of Cerner that could potentially detract from or conflict with your ability to carry out your duties at Cerner must be cleared in advance by Cerner pursuant to Cerner’s

Conflicts of Interest Policy.

B. Type. To the extent permitted by law, your employment relationship with Cerner is “at will”, which means that you may resign from Cerner at any time, for any reason, or for no reason at all, and without advance notice (except as described below). It also means that Cerner may terminate your employment at any time, for any legally permitted reason, or for no reason at all, and without advance notice.

C. Resignation and Termination. You agree: (i) to give Cerner written notice of your intention to resign from employment at least ten (10) business days, not including vacation days, prior to the last day you intend to work at Cerner, unless otherwise agreed upon by you and your manager; (ii) to participate in an exit interview; (iii) to report to Cerner the identity and the nature of your proposed duties of your new employer (if any); and (iv) to promptly execute a Termination Statement in the form of Attachment II.

If you are a full-time Associate and Cerner either (i) terminates your employment without Cause and provides less than ten (10) business days notice of such termination, or (ii) accelerates your requested termination date to a date less than ten (10) business days from your notice of voluntary resignation, Cerner will pay you in conjunction with such termination the equivalent of two (2) weeks base salary (exclusive of commissions, advances against commissions, bonus and other non-salary compensation and Associate benefits) less any base salary compensation paid to you for the time you work from the notice of termination or resignation through your actual termination date.

In the event your termination occurs during a period associated with a bonus or incentive compensation plan, any final payments to you as a result of your participation in such plan will be determined by the terms of the plan.

Pursuant to the terms of Cerner’s published policies, as may be amended from time to time, Cerner may pay or reimburse you for certain reasonable costs associated with: (i) any relocation required by Cerner, or (ii) Other Assistance Programs in which Cerner provides assistance. In the event that Cerner pays or reimburses you for any relocation costs or costs associated with Other Assistance Programs, you agree to repay such sums to Cerner in accordance with the terms of the policy in effect at the time of the reimbursement or other payment. You further agree that Cerner may, at its discretion, deduct from your paycheck(s) and any other amounts owed to you by Cerner, any such sums required to be repaid under this provision and that you will repay Cerner any outstanding balance owed within thirty (30) days of your employment termination. Regardless of the duration stated herein, nothing contained in this provision shall create employment for a definite term or otherwise modify the parties “at will” relationship set forth in section 2.B. of this Agreement.

3.

AGREEMENT NOT TO DISCLOSE OR TO USE CONFIDENTIAL INFORMATION. You understand that the business of Cerner and the nature of your employment may require you to have access to Confidential Information of and about Cerner, Cerner solutions, and Clients and Suppliers. You agree that you will forever maintain the confidentiality of Confidential Information. You will never disclose Confidential Information except to persons who have both the right and need to know it, and then only for the purpose and in the course of performing Cerner duties

Title: U.S. Employment Agreement / Effective Date: August 15, 2012 / REV 006, 23FM00020 / Owner: Legal	Page 1 of 7

© Cerner Corporation. All rights reserved. This document contains Cerner confidential and/or proprietary information belonging to Cerner Corporation and/or its related affiliates which may not be reproduced or transmitted in any form or by any means without the express written consent of Cerner.

and in accordance with Cerner policies. You will also never use Confidential Information nor remove from Cerner any records containing Confidential Information except for the sole purpose of conducting business on behalf of Cerner and in accordance with Cerner’s policies. In the event your employment with Cerner terminates (voluntarily or involuntarily), you will promptly deliver to Cerner all Confidential Information, including any Confidential Information on any laptop, computer, mobile phone or other communication equipment used by you to conduct Cerner business during your employment with Cerner.

You further and specifically agree to abide by Cerner’s internal security and privacy policies as well as all client security and privacy policies that are relevant to your position. As an Associate of a health care information technology provider, you may have access to confidential patient information, which may be protected by international, federal, state and/or local laws. You agree to maintain the confidentiality of all such confidential patient information, including but not limited to health, medical, financial or personal information, in any form, and you agree not to use any such information in any manner other than as expressly permitted by all applicable rules and regulations.

4.

WORK PRODUCT. With respect to Work Product that you develop, author, conceive or reduce to practice, in whole or in part while employed at Cerner, you agree to keep accurate, complete and timely records of such Work Product, and will promptly disclose and fully describe such Work Product in writing to Cerner. You further agree to maintain all information respecting any Work Product as Confidential Information and shall not disclose such information to any party outside of Cerner except to persons who have both the right and need to know it, and then only for the purpose and in the course of performing Cerner duties.

You hereby assign and transfer to Cerner, without further consideration, your entire right, title and interest in and to all such Work Product including any patents, copyrights, trade secrets, trademarks and other intellectual property rights in the same. If for any reason any Work Product would not be considered a work made for hire under applicable law, you hereby assign and transfer to Cerner, the entire right, title and interest in and to the Work Product and all intellectual property rights in the Work Product. You hereby waive any and all moral rights and similar rights of copyright holders in other countries, including but not limited to rights of attribution and integrity or equivalent right, which you would otherwise have in any Work Product.

You agree to execute promptly at Cerner’s expense, a written assignment of title to Cerner, and all letters (and applications for letters) of patent, copyright, trademark or other intellectual property right, in all countries, for any Work Product assigned by this Agreement. You also agree to assist Cerner or its nominee in every reasonable way, both during and after your time of employment at Cerner, in vesting and defending title to the Work Product in and for Cerner, in any and all countries, including the obtainment and preservation of patents, copyrights, trade secrets, trademarks and other intellectual property rights.

This section does not apply to your solutions and ideas which do not relate directly to the business of Cerner or to Cerner’s actual or demonstrably anticipated research or development, and which are developed entirely on your own time.

5.

PRIOR INVENTIONS. Any and all patented and unpatented inventions, new solutions and ideas which you made prior to your employment by Cerner are excluded from the scope of this Agreement and are documented on Attachment III, Inventory of Prior Inventions.

6.

NON-COMPETITION AND NON-SOLICITATION. You agree that both during your employment by Cerner and for a period of two (2) years after the voluntary or involuntary termination of your employment with Cerner:

A. You will tell any prospective new employer, prior to accepting employment that this Employment Agreement exists.

B. If you have worked for Cerner in a sales capacity, you will not provide services to any Conflicting Organization in connection with the marketing, sale or promotion of any Conflicting Solution to any person or organization upon whom you called or whose account you supervised on behalf of Cerner any time during the last three (3) years of your employment by Cerner.

C. If you have worked for Cerner in a consulting or other non-sales capacity during the last three years of your employment by Cerner, you will not provide services directly or indirectly related to your employment at Cerner to any Conflicting Organization in the United States or in any country in which Cerner has a business interest. However, you may accept employment with a large Conflicting Organization whose business is diversified, and with a portion of its business that is not a Conflicting Organization, provided that Cerner, prior to your acceptance of such employment, shall receive separate written assurances satisfactory to Cerner from such Conflicting Organization and from you that you will not render services directly or indirectly in connection with any Conflicting Solution.

D. Notwithstanding the foregoing, nothing contained in this section 6 shall prohibit you (after your termination of employment with Cerner) from taking a position with a general consulting organization whose only Conflicting Solution is the provision of consulting services to the health care industry, so long as you personally do not thereby provide or assist in providing consulting services to a Client with respect to any Conflicting Solution.

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© Cerner Corporation. All rights reserved. This document contains Cerner confidential and/or proprietary information belonging to Cerner Corporation and/or its related affiliates which may not be reproduced or transmitted in any form or by any means without the express written consent of Cerner.

E. You agree not, on behalf of yourself or on behalf of any other person, entity, or organization, to employ, solicit for employment, or otherwise seek to employ or retain any Cerner Associate, or any employee of a Cerner Client company, or in any way assist or facilitate any such employment, solicitation or retention effort.

You agree that both during your employment with Cerner and after termination of your employment with Cerner you will never make recklessly or maliciously false accusations or remarks in any form, including written, oral, or electronic form, for the purpose of disparaging Cerner’s solutions or services.

7.

PUBLICITY RELEASE. You consent to the use of your name, voice and picture (including but not limited to use in still photographs, videotape and film formats, and both during and after your period of employment at Cerner) for advertising, promotional, public relations, and other business purposes (including its and their use in web sites, online communication forums, newspapers, brochures, magazines, journals and films or videotapes) by Cerner and Cerner Clients.

8.

CERNER PROPERTY. When physical Cerner Property is formally issued to you, you will acknowledge receipt of it when requested to do so and will take all reasonable precautions and actions necessary to safeguard and maintain it in normal operating condition; you will notify Cerner immediately of any damage or loss. If your employment with Cerner terminates (for any reason), you will immediately return to Cerner all Cerner Property issued, delivered, accessed or which otherwise belongs to Cerner. You understand that Cerner’s vacation policy states that upon termination, for whatever reason, vacation pay will be paid out, if paid out at all, in accordance with the policy only after Cerner has received all Cerner Property issued to you or then in your possession. You agree to reimburse Cerner for any attorneys’ fees and other collection charges incurred by Cerner in the event it becomes necessary to file a replevin or other legal action to recover the Cerner Property from you.

9.

CERNER POLICIES. You agree that your employment is subject to the policies and procedures of Cerner as amended from time to time and that you will comply with and assist in the vigorous enforcement of all policies, practices and procedures. You understand that violation of such policies, practices and procedures may result in termination of your employment.

10.

PRIOR EMPLOYMENT RELATIONSHIPS AND OBLIGATIONS. By accepting employment with Cerner, you represent to Cerner that you are not subject to any noncompetition or confidentiality agreements that your employment and activities at Cerner would violate. You also represent and agree that you will not disclose to Cerner, or induce Cerner to use, any proprietary, confidential or trade secret information belonging to any previous employer or to others.

11.

REMEDIES. By signing this Agreement, you agree that the promises you have made in it are of a special nature, and that any breach, violation or evasion by you of the terms of this Agreement will result in immediate and irreparable harm to Cerner. It will also cause damage to Cerner in amounts difficult to ascertain. Accordingly, Cerner shall be entitled to the remedies of injunction and specific performance, as well as to all other legal and equitable remedies which may be available to Cerner.

12.	INDEMNIFICATION. You agree to indemnify and hold Cerner harmless from and against any damages, liability, actions, suits or other claims arising out of your breach of this Agreement.

13.

GOVERNING LAW AND JURISDICTION. This Agreement will be governed by, construed, interpreted, and its validity determined, under the laws of the State of Missouri, without regard to its conflict of law principles. You and Cerner each irrevocably and unconditionally submit to the nonexclusive jurisdiction of any Missouri state court or federal court of the United States of America sitting in Kansas City, Missouri and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement.

14.

SEVERABILITY. If any provision of this Agreement is held to be unenforceable, this Agreement shall be deemed amended to the extent necessary to render the otherwise unenforceable provision, and the rest of this Agreement, valid and enforceable. If a court declines to amend this Agreement as provided herein, the invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions, which shall be enforced as if the offending provision had not been included in this Agreement.

15.

ENTIRE AGREEMENT AND PRIOR AGREEMENTS. You hereby acknowledge receipt of a signed counterpart of this Agreement and acknowledge that it is your entire agreement with Cerner concerning the subject matter. This Agreement cancels, terminates, and supersedes any of your previous oral or written understandings or agreements with Cerner or with any officer or representative of Cerner with respect to your employment with Cerner.

16.

SUCCESSORS. This Agreement shall be binding upon Cerner’s successors and assigns. This Agreement shall also be binding upon your heirs, spouse, assigns and legal representatives. You agree and understand that, should Cerner be acquired by, merge with or otherwise combine with another corporation or business entity, the surviving entity will have all rights to enforce the terms of this Agreement as if it were Cerner itself enforcing the Agreement.

17.	SURVIVING PROVISIONS. Notwithstanding the termination of the employment relationship underlying this Agreement, the rights and obligations set forth in

Title: U.S. Employment Agreement / Effective Date: August 15, 2012 / REV 006, 23FM00020 / Owner: Legal	Page 3 of 7

© Cerner Corporation. All rights reserved. This document contains Cerner confidential and/or proprietary information belonging to Cerner Corporation and/or its related affiliates which may not be reproduced or transmitted in any form or by any means without the express written consent of Cerner.

this Agreement with respect to both parties shall survive termination as necessary to permit the intent of the provisions to be carried out.

This Employment Agreement is executed this 30 day of April, 2013.

ASSOCIATE	CERNER CORPORATION

/s/ Dan Devers	/s/ Robert G. Higgenbotham
Associate Signature	Director, Human Resources

Dan Devers 007752
Printed Name Associate #

DD7752 [April 30, 2013 11:36:56 Eastern Daylight Time]

Title: U.S. Employment Agreement / Effective Date: August 15, 2012 / REV 006, 23FM00020 / Owner: Legal	Page 4 of 7

© Cerner Corporation. All rights reserved. This document contains Cerner confidential and/or proprietary information belonging to Cerner Corporation and/or its related affiliates which may not be reproduced or transmitted in any form or by any means without the express written consent of Cerner.

APPENDIX A

DEFINITION OF TERMS

ASSOCIATE means a Cerner employee.

CAUSE includes, without limitation, your dishonesty, illegal conduct or breach of Cerner’s policies or this Agreement.

CERNER CORPORATION and CERNER mean Cerner Corporation, the Delaware corporation. The terms also cover all of Cerner Corporation’s parent, subsidiary and affiliate corporations and business enterprises, both presently existing and subsequently created or acquired. Such affiliate corporation may be directly or indirectly controlled by Cerner or related to Cerner by equity ownership.

CERNER PROPERTY means the various items of Cerner property and equipment assigned to you to help you carry out your Cerner responsibilities, including but not limited to keys, credit cards, access cards, Cerner Confidential Information, laptops, computer related and other office equipment, mobile telephone, pagers and/or other computer or communication devices.

CLIENT means any actual or potential customer or licensee of Cerner.

CONFIDENTIAL INFORMATION means Cerner, Client and Supplier trade secrets, and proprietary information, Cerner, Cerner Associate, Client, and Supplier information which is not generally known, and is proprietary or confidential to Cerner Corporation or to Cerner Associates, Clients or Suppliers. It includes, but is not limited to, research, design, development, installation, purchasing, accounting, marketing, selling, servicing, finance, business systems, business practices, documentation, methodology, procedures, manuals (both internal and user), program listings, computer software in source code, object or other form, working papers, Client and Supplier lists, marketing and sales materials not otherwise available to the general public, sales activity information, computer programs and software, compensation plans, your personal compensation or performance evaluations (specifically, no Associate may disclose Cerner compensation structures or bonus programs with Conflicting Organizations, in addition, Associates in supervisory or managerial roles may not disclose their personal compensation or their performance evaluations with anyone other than their manager or with Cerner Human Resources), patient information and other client-related data, and all other non-public information of Cerner and its Associates, Clients and Suppliers. CONFIDENTIAL INFORMATION shall not include any information that has been voluntarily disclosed to the public by Cerner (except where such public disclosure has been made by you without authorization) or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

CONFLICTING ORGANIZATION means any person or organization engaged (or about to become engaged) in research, development, installation, marketing, selling, or servicing with respect to a Conflicting Solution.

CONFLICTING SOLUTION means any solution, product, process or service which is the same as, similar to, or competes with any Cerner solution, product, process or service with which you worked during the last three years of your employment by Cerner, or about which you have acquired Confidential Information.

OTHER ASSISTANCE PROGRAMS means programs in which Cerner may pay or reimburse you for certain reasonable costs incurred by you, which may also provide for Cerner’s recovery of such amounts as specified in the policies of such Other Assistance Programs, as may be amended from time to time. Other Assistance Programs include, but are not limited to: tuition assistance, relocation assistance, specialty external training, and immigration assistance. Cerner reserves the right to establish future assistance programs which shall be considered as Other Assistance Programs for purposes of section 2.C. of this Agreement.

SUPPLIER means any actual or potential licensor, vendor, supplier, contractor, agent, consultant or other purveyor of Cerner solutions, products, processes or services.

WORK PRODUCT means discoveries, inventions, computer programs, improvements, data, works of authorship, designs, methods, ideas, solutions and other work product (whether or not they are described in writing, reduced to practice, patentable or copyrightable) which results from any work performed by you for Cerner, or involves the use of any Cerner equipment, supplies, facilities or Confidential Information, or relate directly to the business of Cerner, or relate to Cerner’s actual or demonstrably anticipated research or development.

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© Cerner Corporation. All rights reserved. This document contains Cerner confidential and/or proprietary information belonging to Cerner Corporation and/or its related affiliates which may not be reproduced or transmitted in any form or by any means without the express written consent of Cerner.

APPENDIX B

SUMMARY OF ATTACHMENTS

The following documents, if noted, are incorporated as attachments to this Employment Agreement.

Included	Attachment	Description

X	I	Original Offer Letter
X	II	Termination Statement
	III	Inventory of Prior Inventions

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© Cerner Corporation. All rights reserved. This document contains Cerner confidential and/or proprietary information belonging to Cerner Corporation and/or its related affiliates which may not be reproduced or transmitted in any form or by any means without the express written consent of Cerner.

ATTACHMENT II

TERMINATION STATEMENT

CONTINUING OBLIGATIONS TO CERNER

[Execute Upon Termination of Employment Relationship]

I represent that I have complied with and will continue to comply with all of the provisions of the Cerner Associate Employment Agreement entered into between Cerner Corporation and me on the 02 day of May, 2013, (“Employment Agreement”) including without limitation, compliance with the following:

1.

Confidentiality: I have not improperly disclosed or otherwise misused any Confidential Information as defined in my Employment Agreement. I understand that upon my termination of employment with Cerner, I am not permitted to take or utilize any Cerner Confidential Information acquired by me in the course of my employment with Cerner and that I will forever maintain the confidentiality of the Confidential Information as defined in the Employment Agreement.

I certify that as of my termination date, I have returned and/or destroyed (at Cerner’s direction) all Confidential Information, which was previously in my possession.

2.

Non-competition: I understand and agree to honor my contractual obligations with respect to non-competition, as specifically set forth in my Employment Agreement under section 6 of my Employment Agreement. If I have accepted employment with a Conflicting Organization or if I am pursuing employment with a Conflicting Organization, I have disclosed the noncompete terms found in section 6 to the Conflicting Organization and I have disclosed the name of the Conflicting Organization and my new job responsibilities to Cerner as required under section 2.C.

3.

Nonsolicitation: I understand and agree to honor my contractual obligations, as specifically set forth in my Employment Agreement, not, on behalf of myself or others, to employ, solicit for employment or otherwise seek to employ or retain any Cerner Associate, or any employee of a Cerner client company, or in any way assist or facilitate any such employment, solicitation or retention effort.

4.

Work Product: I understand and agree to honor my contractual obligations to disclose to Cerner all Work Product developed, authored, conceived or reduced to practice, in whole or in part, by me as covered by my Employment Agreement and to honor the other terms and conditions set forth in section 4.

5.

Cerner Property: I do not have in my possession, nor have I taken with me or failed to return, any Cerner Property as defined in my Employment Agreement. Without limiting other recovery options, failure to return such Cerner Property will result in any vacation pay that is due to me under the terms of Cerner’s vacation policy to be withheld until the return to Cerner of all such Cerner Property.

6.

Surviving Terms: I understand that, with regard to all provisions of my Employment Agreement relating to, without limitation, Confidential Information, non-competition, non-solicitation and Work Product, shall not cease as of this termination but shall continue in full force and effect in perpetuity or as otherwise indicated within my Employment Agreement.

Associate Signature Printed Name Associate#

Date Termination Date

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© Cerner Corporation. All rights reserved. This document contains Cerner confidential and/or proprietary information belonging to Cerner Corporation and/or its related affiliates which may not be reproduced or transmitted in any form or by any means without the express written consent of Cerner.